Exhibit 99.1

Bragg Gaming Announces

Content and Technology Partnership

with Caesars Entertainment

Partnership includes exclusive game development collaboration and the lease of Bragg’s Remote Gaming Server technology allowing Caesars to create its own proprietary online casino games

Toronto, January 14, 2025 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”), a global B2B iGaming content and technology solutions provider, today announces a technology platform and exclusive games development partnership with Caesars Entertainment for the United States and Canada markets.

The new partnership elevates Bragg's relationship with Caesars from a content supplier to a technology partner, showcasing the value of Bragg's advanced iGaming technology and content development expertise.

This partnership is projected to help drive double-digit growth in both Bragg’s revenue and profitability in 2025, particularly in North America—a key strategic focus for Bragg’s expansion efforts in 2025. Additionally, the agreement will accelerate growth in Bragg's exclusive content revenue, enhancing a balanced and margin-accretive product mix.

The enhanced partnership includes a strategic technology licensing framework for Caesars to lease Bragg’s Remote Gaming Server (“RGS”), as well as further options to license the Bragg HUB product delivery and casino game aggregation platform, and Bragg’s Fuze™ player engagement platform, offering experience-enhancing features such as bonuses, free rounds, jackpots and AI-powered game recommendation engines.

Bragg, in collaboration with Caesars' newly formed in-house games studio team, will initially develop a number of online casino games for Caesars' digital platforms. The partnership will also create a delivery platform for Caesars' in-house games studio to build and deploy its own proprietary, custom game titles that incorporate its unique intellectual property, catering to player preferences across Caesars Palace Online Casino, Horseshoe Online Casino, and Caesars Sportsbook & Casino.

As a longstanding partner of Caesars, Bragg has previously developed two highly successful exclusive titles – Lady Luck Casino Egyptian Magic and Boardwalk Slots Bankers & Cash – for Caesars Palace Online Casino and regularly supplies new online slots and casino games to Caesars’ digital platforms in New Jersey, Michigan and Pennsylvania in the U.S., as well as in Ontario in Canada.

Neill Whyte, Chief Commercial Officer at Bragg Gaming Group commented: “We’re thrilled to be kicking off this exciting new content and technology project with Caesars for its online casino platforms. We have decades of expertise and know-how, as well as the full technology suite to build, launch and operate the highest quality online casino games, and we look forward to expanding our strategic partnership with the Caesars team to enhance the player experience through innovative and exclusive gaming content creation. Bragg and Caesars already have a strong history together, and this expanded partnership is a testament to our commitment to continue building and further strengthening this successful relationship.”

Matt Sunderland, Senior Vice President & Chief iGaming Officer at Caesars Digital commented: “Bragg's technological expertise has consistently exceeded our expectations throughout our partnership. This expansion marks an important step in our strategic growth plan to develop our own proprietary digital slots and table games content and to offer something truly exclusive for our players. We’re excited about the potential that this moment provides us, and we have our sights set on building exclusive online casino games through our newly formed in-house game studios team that will set us apart in the industry.”

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Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking statements or “forward-looking information” within the meaning of applicable Canadian securities laws (“forward-looking statements”), including, without limitation, statements with respect to: the Company’s partnership with Caesars and the expected benefits and impact thereof, including on the operations and the results of the Company; and the Company’s strategic growth initiatives and corporate vision and strategy. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing readers to get a better understanding of the Company’s anticipated financial position, results of operations, and operating environment. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or describes a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

All forward-looking statements contained in this news release reflect the Company’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. All of the Company’s forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the regulatory regime governing the business of the Company; the operations of the Company; the products and services of the Company; the Company’s customers; the growth of the Company’s business, meeting minimum listing requirements of the stock exchanges on which the Company’s shares trade; the integration of technology; and the anticipated size and/or revenue associated with the gaming market globally. Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; that the Company may not be able to execute on its partnership with Caesars; risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the inability to access sufficient capital from internal and external sources; the inability to access sufficient capital on favorable terms; realization of growth estimates, income tax and regulatory matters; the ability of the Company to implement its business strategies; competition; economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices; changes in customer demand; disruptions to our technology network including computer systems and software; natural events such as severe weather, fires, floods and earthquakes; any disruptions to operations as a result of the strategic alternatives review process; and risks related to health pandemics and the outbreak of communicable diseases. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is an iGaming content and platform technology solutions provider serving online and land-based gaming operators with its proprietary and exclusive content, and cutting-edge player account management (“PAM”) technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a selection of exclusive titles from carefully selected studio partners under the Powered By Bragg program. Games built on Bragg’s remote games server (“RGS”) technology are distributed via the Bragg HUB content delivery platform and are available exclusively to Bragg customers. Bragg’s powerful, modular PAM technology powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed, operational, and marketing services. Content delivered via the Bragg HUB either exclusively or from the Bragg aggregated games portfolio is managed from a single back-office which is supported by a cutting-edge data platform, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, or otherwise approved and operational in over 30 regulated iCasino markets globally, including in the U.S, Canada, LatAm and Europe.

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